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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         SPANLINK COMMUNICATIONS, INC.
                           (NAME OF SUBJECT COMPANY)

                SPANLINK COMMUNICATIONS, INC. (SUBJECT COMPANY)

                     SPANLINK ACQUISITION, CORP. (OFFEROR)

BRETT A. SHOCKLEY         (OFFERORS AND AFFILIATES OF
LOREN A. SINGER, JR.      BOTH SPANLINK
TODD A. PARENTEAU         COMMUNICATIONS, INC. AND
                          SPANLINK ACQUISITION,
                          CORP.)

                           (NAMES OF FILING PERSONS)
                            ------------------------

                     COMMON SHARES, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  846492 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                 BRETT SHOCKLEY
                            CHIEF EXECUTIVE OFFICER
                         SPANLINK COMMUNICATIONS, INC.
                             7125 NORTHLAND TERRACE
                             MINNEAPOLIS, MN 55428
                           TELEPHONE: (612) 971-2114
                           FACSIMILE: (612) 971-2314
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                                    COPY TO:
                                  ROBERT RANUM
                            FREDRIKSON & BYRON, P.A.
                           1100 INTERNATIONAL CENTRE
                            900 SECOND AVENUE SOUTH
                             MINNEAPOLIS, MN 55402
                            ------------------------

                           CALCULATION OF FILING FEE*
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
              TRANSACTION VALUATION                                AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------
                   $39,370,000                                            $7,875

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* ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THIS
  AMOUNT ASSUMES THE PURCHASE OF 3,750,000 SHARES OF COMMON STOCK, NO PAR VALUE (THE "COMMON SHARES"), OF SPANLINK COMMUNICATIONS, INC., AT A PRICE OF $10.50 PER COMMON SHARE IN CASH. THE AMOUNT OF THE FILING FEE CALCULATED IN ACCORDANCE WITH REGULATION 240.0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF ONE PERCENT OF THE VALUE OF THE TRANSACTION.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11 (A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY                          FILING PARTY............
  PAID..................  $7,875                                     SPANLINK COMMUNICATIONS, INC.
FORM OR REGISTRATION                       DATE FILED..............
  NO. ..................  SCHEDULE TO                                FEBRUARY 29, 2000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

    [X] THIRD PARTY TENDER OFFER SUBJECT TO RULE       [X] GOING PRIVATE TRANSACTION SUBJECT TO RULE
      14d-1.                                           13e-3.
    [ ] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.     [ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [ ]

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     This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by Spanlink Acquisition Corp., a Minnesota corporation ("Purchaser"), on
February 29, 2000, relating to the offer by Purchaser to purchase all of the outstanding common shares, no par value per share (each a "Common Share"), of Spanlink Communications, Inc., a Minnesota corporation (the "Company"), not already owned by the Purchaser at $10.50 per Common Share, net to the seller in cash, without interest (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which were attached as Exhibit (a)(1) to the Schedule
TO filed February 29, 2000. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase or the Schedule TO.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

Item 12 is hereby amended and supplemented as follows:

 (a)(1)       First Amendment to Offer to Purchase dated March 29, 2000.
 (a)(5)(iii) Press Release issued by the Purchaser regarding the extension of the termination date of the Offer to Purchase.
 (c)(2)       Report of Dougherty & Company LLC delivered to Special
              Committee of the Board of Spanlink Communications, Inc. in support of fairness opinion.
*(c)(3)       Report of Dougherty & Company LLC delivered to the Board of
              Spanlink Communications, Inc. in connection with February
              23, 1999 valuation analysis.
 (d)(1) Agreement and Plan of Merger, dated as of February 25, 2000, among the Company, Purchaser and Cisco Systems, Inc.
              (incorporated by reference to Annex B of the Offer to Purchase attached hereto as Exhibit (a)(1)).
 (d)(2) Stock Purchase Agreement, dated as of February 25, 2000, between Purchaser and Cisco Systems, Inc. (incorporated by reference to Annex C of the Offer to Purchase attached hereto as Exhibit (a)(1)).

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* To be filed by Amendment.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2000

                                          SPANLINK ACQUISITION CORP.

                                          By: /s/ BRETT A. SHOCKLEY
                                            ------------------------------------
                                            Name: Brett A. Shockley
                                            Title: Chief Executive Officer

                                          SPANLINK COMMUNICATIONS, INC.

                                          By: /s/ BRETT A. SHOCKLEY
                                            ------------------------------------
                                            Name: Brett A. Shockley
                                            Title: Chief Executive Officer

                                          /s/ BRETT A. SHOCKLEY
                                          --------------------------------------
                                          Brett A. Shockley

                                          /s/ LOREN A. SINGER, JR.
                                          --------------------------------------
                                          Loren A. Singer, Jr.

                                          /s/ TODD A. PARENTEAU
                                          --------------------------------------
                                          Todd A. Parenteau